UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Ultratech Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

904034105

(CUSIP Number)

William Braverman ESQ,  Neuberger Berman Group LLC  605 Third Ave, 21st floor  New York,  NY  10159  Phone : 212-476-9035

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200

	8	SHARED VOTING POWER
2,034,319

	9	SOLE DISPOSITIVE POWER
200

	10	SHARED DISPOSITIVE POWER
2,038,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,038,299

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.68%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neubeger Berman Fixed Income Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200

	8	SHARED VOTING POWER
2,034,319

	9	SOLE DISPOSITIVE POWER
200

	10	SHARED DISPOSITIVE POWER
2,038,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,038,299

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.68%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Investment Advisers LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200

	8	SHARED VOTING POWER
2,034,319

	9	SOLE DISPOSITIVE POWER
200

	10	SHARED DISPOSITIVE POWER
2,038,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,038,299

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.68%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200

	8	SHARED VOTING POWER
525,124

	9	SOLE DISPOSITIVE POWER
200

	10	SHARED DISPOSITIVE POWER
525,124

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
525,324

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.98%

14	TYPE OF REPORTING PERSON
IA BD

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Benjamin Nahum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
100,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
100,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
.37%

14	TYPE OF REPORTING PERSON
N/A

Item 1.	Security and Issuer

The class of equity securities to which this Amendment No. 3 on Schedule 13D relates is the common stock (the “Securities”) of Ultratech Inc., a Delaware corporation (the “Issuer”), having its principal place of business at 3050 Zanker Road, San Jose, California 95134.

Item 2.	Identity and Background

(a)
This statement is being filed by the following persons: Neuberger Berman Group LLC (“NB Group”), Neuberger Berman Fixed Income Holdings LLC (“NBFI Holdings”), Neuberger Berman Investment Advisers LLC (“NBIA”), Neuberger Berman LLC (“NB LLC”) and Benjamin Nahum (NB Group, NBFI Holdings, NBIA, NB LLC and Mr. Nahum, collectively the “Reporting Persons”).

(b)
The business address for each of the Reporting Persons other than NBIA is 605 Third Avenue, New York, New York 10158. The principal place of business for NBIA is 190 LaSalle Street, Chicago, Illinois 60603. The business address for NBIA with respect to the matters relating to the Issuer and its Securities is 605 Third Avenue, New York, New York 10158.

(c)
Each of NB Group, NBFI Holdings, NBIA and NB LLC is a Delaware limited liability company.

Mr. Nahum is a portfolio manager and managing director of NBIA and NB LLC.

NB Group is the parent company of multiple subsidiaries engaged in the investment advisory business.

NBFI Holdings is a subsidiary of NB Group and the holding company of NBIA, and certain other subsidiaries engaged in the investment advisory business.

NBIA, the parent company of NB LLC and NB Management (as defined below), is an investment adviser registered under the Investment Advisers Act of 1940 as amended (the “Advisers Act”). As a registered investment adviser (“RIA”), NBIA provides investment advisory services to institutions, endowments, employee benefit plans, foundations, private funds, offshore public funds (collectively, “Institutions”) and investment companies registered under the Investment Company Act of 1940, as amended (“Mutual Funds”).

NB LLC, an indirect subsidiary of NB Group, is an RIA and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As an RIA, NB LLC provides discretionary investment advisory services to private investors.

As the result of a legal entity reorganization, effective January 1, 2016 (the “Reorganization”), NBIA succeeded to the investment advisory contracts relating to Mutual Funds that previously were entered into by Neuberger Berman Management LLC, a Delaware Limited Liability company (“NB Management”). NBIA LLC also succeeded to certain of NB LLC’s contracts with Institutions. Due to the Reorganization, for purposes of disclosure in the remainder of this Amendment all references to NB Management will be replaced with NBIA, unless the context otherwise requires.

NBIA and NB LLC may be deemed to beneficially own the Securities in their various fiduciary capacities by virtue of the provisions of Exchange Act Rule 13d-3. Other than with respect to 200 shares of the Issuer held in a proprietary account of NB LLC, this report is not an admission that any of the Neuberger entities are the beneficial owner of the Securities and each of NB Group, NBFI Holdings, NBIA and NB LLC and certain affiliated persons disclaim beneficial ownership of the securities covered by this statement pursuant to Exchange Act Rule 13d-4.

The information required by instruction C to Schedule 13D with respect to the directors and executive officers of the Reporting Persons is set forth below.

Neuberger Berman Group LLC

Directors

Joseph Amato
Robert D’Alelio
Steven Kandarian
George Walker
Richard Worley
Lawrence Zicklin

Executive Officers

George Walker, Chief Executive Officer
Joseph Amato, President
Heather Zuckerman, Executive Vice President, Secretary and Chief Administrative Officer
Andrew Komaroff, Executive Vice President and Chief Operating Officer
William Arnold, Executive Vice President and Chief Financial Officer
Jacques Lilly, Executive Vice President and Head of Corporate Development

Neuberger Berman Fixed Income Holdings LLC

Andrew Komaroff, President and Chief Executive Officer
Heather Zuckerman, Executive Vice President
William Arnold, Executive Vice President and Chief Financial Officer
James Dempsey, Senior Vice President and Treasurer

Neuberger Berman Investment Advisers LLC

Joseph Amato, President – Equities and Chief Investment Officer – Equities
Robert Conti, President – Mutual Funds
Bradley Tank, President – Fixed Income and Chief Investment Officer
Robert Eason, Chief Operating Officer – Fixed Income and Managing Director
Brian Kerrane, Chief Operating Officer – Mutual Funds and Managing Director
Lawrence Kohn, Chief Operating Officer – Equities and Managing Director
Brad Cetron, Managing Director and Chief Compliance Officer
Chamaine Williams, Senior Vice President and Chief Compliance Officer – Mutual Funds
James Dempsey, Chief Financial Officer, Treasurer and Senior Vice President

Neuberger Berman LLC

Joseph Amato, President, Chief Executive Officer and Chief Investment Officer – Equities
Bradley Tank, Managing Director and Chief Investment Officer - Fixed Income
Brad Cetron, Managing Director and Chief Compliance Officer
James Dempsey, Chief Financial Officer, Senior Vice President and Treasurer

(d)	None of the individuals referenced above has been convicted in a criminal proceeding in the past five years.

(e)
None of the individuals referenced above has been party to a civil proceeding or a judicial or administrative proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the past five years.

(f)	All of the individuals referenced above are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

NB Group, through its subsidiary registered investment advisers, NB Management, NBIA and NB LLC used an aggregate of approximately $26,054,531.02 of funds provided through the accounts of certain investment advisory clients to purchase the Securities reported as beneficially owned in Item 5. NB LLC used approximately $4300 of its own funds to acquire securities reported in Item 5 as beneficially owned by it, and for certain securities owned by it as a holder of record. Mr. Nahum used approximately $1,663,000.00 of personal funds to purchase the Securities reported as beneficially owned by him in Item 5.

Item 4.	Purpose of Transaction

Through December 31, 2015, the Securities reported as beneficially owned in Item 5 were purchased in the ordinary course of business for investment purposes by NB LLC and NB Management, each in its capacity as an RIA on behalf of its respective investment advisory clients. As of January 1, 2016, NBIA made purchases for Mutual Funds and Institutions and NB LLC continued to make purchases for its private investor clients. NB LLC also purchased 200 shares for its own account. On August 4, 2015, NB Management, on behalf of certain of its affiliates and itself, sent a letter (the “First Letter”) to Arthur Zafiropoulo, the Issuer’s Chairman, Chief Executive Officer and President (copies of which were also sent to each of the Issuer’s directors) regarding the Issuer’s failure to create shareholder value, certain compensation practices with respect to the Issuer’s stock plans, significant dilution of shareholders and what appears to be a lack of alignment of the Issuer’s management with its shareholders. (A copy of the First Letter is attached to the previously filed Schedule 13D.) After the First Letter was sent, NB Management had a meeting with Mr. Zafiropoulo and Rick Timmins, the lead independent director of the Issuer. On September 28, 2015, NB Management sent another letter (the “Second Letter”) to Mr. Zafiropoulo reiterating its concerns and noting the lack of urgency by the Board in addressing the First Letter. (A copy of the Second Letter was attached to Amendment 1 to the Schedule 13D.) NBIA had a second meeting with Mr. Zafiropoulo in January 2016. In a press release disseminated on February 4, 2016, the Issuer announced its results for fiscal year 2015, and stated that it was in the process of identifying candidates to replace one or more members of or to augment its Board of Directors. On March 4, 2016, NBIA sent a letter to Mr. Zafiropoulo and Mr. Timmins (the “Third Letter”) stating its continued concerns regarding governance and the Board’s ability to address other matters the Issuer faces. (A copy of the Third Letter was attached to Amendment 2 to the Schedule 13D.) Moreover, in the Third Letter NBIA provided the names and biographies of two potential director candidates who, in its opinion, each has multiple qualifications that would strengthen the Issuer’s Board.

On April 21, 2016, the Reporting Persons submitted a nomination notice to the Issuer (“Nomination Notice”) nominating two individuals, Dr. Ronald Black and Ms. Beatriz V. Infante (the “Nominees”) (the biographies of whom are attached to the Third Letter) for election to the Issuer’s Board of Directors at the 2016 annual meeting of the stockholders of the Issuer (“Annual Meeting”). The Nomination Notice discloses the Reporting Person’s intent to solicit proxies from the stockholders of the Issuer to elect the Nominees. The foregoing description of the Nomination Notice is qualified in its entirety by reference to the full text of the Nomination Notice, a copy of which is attached hereto as Schedule 1.

The Reporting Persons may communicate with other shareholders of the Issuer and may nominate additional candidates for election to the Issuer’s Board of Directors at the Annual Meeting in accordance with the terms of the Nomination Notice, or alternatively, withdraw the nomination of the Nominees. The Reporting Persons may take actions that would be deemed as having the purpose or effect of changing or influencing control of the Issuer. None of the Reporting Persons intends to seek control of the Issuer or to participate in the day-to-day management of the Issuer. Depending on future market conditions, NBIA and NB LLC, in their capacities as RIAs, may purchase additional Securities and sell Securities on behalf of their investment advisory clients; and, Mr. Nahum also may purchase additional Securities and sell Securities for his personal accounts.

(a)	n/a

(b)	n/a

(c)	n/a

(d)	See the description of the purpose of this transaction in this Item 4.

(e)	n/a

(f)	n/a

(g)	n/a

(h)	n/a

(i)	n/a

(j)	n/a

Item 5.	Interest in Securities of the Issuer

(a)
The aggregate number of Securities to which this Schedule 13D relates is 2,038,299 shares, representing 7. 68% of the 26,522,276 common shares reported outstanding in the Issuer’s most recent Form 10-K as of January 29, 2016. The Reporting Persons beneficially own the Securities as follows:

Common Shares / Percentage of Common Shares Outstanding:

NBIA 2,038,299/ 7.68%

NB LLC 525,324 / 1.98%

Mr. Nahum 100,000 / 0.37%

Due to NB Group’s and NBFI Holdings’ indirect and direct ownership of NBIA and NB LLC, each of NB Group and NBFI Holdings is deemed to beneficially own the Securities beneficially owned by NBIA and NB LLC. Due to the Reorganization, NB Management no longer has beneficial ownership in any of the Securities.

(b)
NBIA has been granted discretionary voting and dispositive power with respect to 2,034,319 of the Securities reported herein as being beneficially owned by it, and with respect to such Securities, NBIA shares voting and dispositive power with its clients in whose accounts the Securities are held. In addition, NBIA LLC has been granted discretionary dispositive power, but not voting power, with respect to the remaining 3,780 of the Securities reported herein as beneficially owned by it. NBIA shares only dispositive power with the clients in whose accounts such Securities are held.

NB LLC has been granted discretionary voting and dispositive power with respect to 525,124 of the Securities reported herein as being beneficially owned by it, and with respect to such Securities NB LLC shares voting and dispositive power with its clients in whose accounts the Securities are held. NB LLC has sole voting and dispositive power with respect to 200 of the Securities.

Mr. Nahum has sole voting and dispositive power with respect to the 100,000 of the Securities reported herein as being beneficially owned by him.

(c)	The Reporting Persons effected the following transactions in the Securities during the past sixty days. Such transactions were effected in the open market. See Schedule 2.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7.	Material to Be Filed as Exhibits

Nomination Notice, dated April 21, 2016, addressed to Bruce R. Wright, Senior Vice President, Chief Financial Officer and Secretary of the Issuer, is attached hereto as Schedule 1.

List of Trades transacted in the Issuer’s Securities in the past sixty days in response to Item 5.c is attached hereto as Schedule 2.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Neuberger Berman Group LLC

April 22, 2016	By:	/s/ Joseph Amato
President

Neuberger Berman Fixed Income Holdings LLC

April 22, 2016	By:	/s/ Heather Zuckerman
Executive Vice President

Neuberger Berman Investment Advisers LLC

April 22, 2016	By:	/s/ Joseph Amato
President - Equities

Neuberger Berman LLC

April 22, 2016	By:	/s/ Joseph Amato
President & Cheif Executive Officer

Benjamin Nahum

April 22, 2016	By:	/s/ Benjamin Nahum

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)